UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2004

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

1. News Release December 3, 2004:  Philippine Supreme Court Opens for Increases Foreign Ownership in Mining Projects

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

DATE: 3 December 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Philippine Supreme Court Opens for Increases Foreign Ownership in Mining Projects.

LONDON, United Kingdom, DATE: December 3rd 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On December 1st 2004, the Supreme Court of the Philippines reversed an earlier negative decision on the Technical Assistance Agreement (FTAA) where foreign companies can enter into an agreement with the government owning up to 100% of a mining project.

The President of the Philippines, Gloria Macapgal-Arroyo said the decision of the Supreme Court upholding the constitutionality of the Mining Act would attract investments, which would “boost jobs and productivity” in the rural areas, citing that the Philippines ranked number three in gold production, number four in copper, number five in nickel, and number six in chromite deposits.

For Crew’s two development projects in the Philippines; the Mindoro Nickel Deposit (MNP) and The Pamplona Sulphur Project (PSP) the decision has been welcomed as very good news. Crew and its Philippine associated companies have for several months held ongoing discussions with potential partners on both projects. We believe the Supreme Court decision will help these discussions to be concluded.

Further more Crew has for some time worked on identifying gold projects in the Philippines. Again with the present Supreme Court favourable decision we hope to be able to materialize on this work.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com